UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 000-19914

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COTT BEVERAGES SAN BERNARDINO SAVINGS & RETIREMENT PLAN

Cott Beverages Inc.
4211 W. Boy Scout Blvd.
Suite # 290
Tampa, Florida 33607

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION
207 Queen’s Quay West, Suite 340
Toronto, Ontario, Canada M5J 1A7

Index to Financial Statements and Exhibits

Exhibit 23 Consent of Independent Registered Certified Public Accounting Firm

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
Cott Beverages San Bernardino Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
June 16, 2004

Cott Beverages San Bernardino Savings & Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Noninterest bearing cash	$39	$1
Investments, at fair value	1,591,776	1,103,214

	1,591,815	1,103,215

Contributions receivable
Participant	10,382	8,624
Employer	6,780	5,704

	17,162	14,328

Liabilities
Due to broker	5	3

	5	3

Net assets available for benefits	$1,608,972	$1,117,540

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to
Participant contributions	$143,677	$127,918
Employer contributions	87,582	79,668
Rollover contributions	525	—
Interest and dividend income	6,433	7,166
Net appreciation (depreciation) in fair value of investments	279,370	(61,791)

Total additions	517,587	152,961

Deductions from net assets attributed to
Benefit payments	21,320	17,259
Administrative costs	4,835	8,751

Total deductions	26,155	26,010

Net increase	491,432	126,951
Net assets available for benefits
Beginning of year	1,117,540	990,589

End of year	$1,608,972	$1,117,540

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernadino Savings & Retirement Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan

General

The following description of the Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering union employees 18 years or older who have completed three months of service with Cott Beverages Inc. (formerly Cott Beverages USA, Inc.) (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). As of April 3, 2002, and thereafter, Wachovia Retirement Services Company (“Wachovia”) serves as trustee and custodian. Prior to April 3, 2002, Transamerica Life Insurance and Annuity Company (“Transamerica”) served as the custodian of the Plan’s pooled separate accounts, EBK Capital Management Group (“EBK”) served as the custodian of the Cott Corporation Common Stock, and the Administrative 401(k) Committee, a committee of Company employees, served as trustee.

Contributions

Participation in the plan is voluntary. Active participants can contribute up to 15 percent of earnings or $12,000, whichever is lower, to the Plan in the form of basic contributions. The Company matches the employee contributions dollar for dollar up to 2 percent of the participant’s earnings. Prior to September 1, 2003, the employer match was comprised 75% cash and 25% Cott Corporation Common Stock. The Company also contributes a nonelective contribution equal to 2% of the participant’s compensation regardless of whether they elect to contribute to the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and nonelective contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20 percent per year. A participant is 100 percent vested after 5 years of credited service.

Investment Options

Effective September 1, 2003, the Company approved an amendment to the Plan to include Cott Corporation Common Stock as an investment option, subject to specified investment limitations. The Plan provides participants with nine diverse mutual funds and a collective investment trust fund, in addition to the Cott Corporation Common Stock, as investment options in which to invest their contributions.

Benefits Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Investment Valuation and Income Recognition

With the exception of the Cott Corporation Common Stock, the Plan invests in diverse mutual funds and a collective investment trust fund managed by Gartmore Trust Company (beginning June 13, 2003 and as of December 31, 2003). From April 3, 2002 to June 13, 2003, the Plan invested in a common trust fund managed by Wachovia. From January 1, 2002 to April 2, 2002, the Plan invested in pooled separate accounts managed by Transmerica. Each account is valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sale price or, if not for sale, at the closing bid price. The collective investment trust fund is stated at contract value which approximates market value quoted by Gartmore Trust Company.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Participant Accounts

Participant accounts are credited with units by investment fund for participant contributions, employer contributions and fund transfers. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s fund multiplied by the appropriate unit values on the valuation date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Company. Participants incur the cost of fees charged by the trustee/custodian to process payment requests. Additionally, investment management fees are assessed to participants.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

4.	Tax Status

The Plan is a prototype profit sharing plan offered by Wachovia. The Internal Revenue Service has issued an opinion letter dated August 30, 2001 to First Union (now Wachovia) regarding the acceptability of its prototype profit sharing plan under Section 401 of the IRC. The Company requested an IRS determination letter for the Plan on September 23, 2003. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the plan’s financial statements.

5.	Forfeitures

Forfeited nonvested amounts were $600 and $1,035 at December 31, 2003 and 2002, respectively. The cumulative forfeitures balance of $1,620 at December 31, 2003 is included in the Plan’s investments and is available to reduce future employer contributions and administrative expenses.

6.	Non-Participant Directed Investments

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2003	2002
Non-participant directed investment*
Cott Corporation Common Stock	$299,315	$188,571

Changes in non-participant directed investment
Contributions	$7,485	$11,518
Net appreciation	108,324	20,533
Benefits paid to participants	(5,065)	(10,530)

	$110,744	$21,521

*	Includes both non-participant directed and participant directed Cott Corporation Common Stock in 2003 (Note 1)

7.	Collective Investment Trust

The Gartmore Morley Stable Value Fund investment fund, offered to participants of the Plan, is a collective investment trust fund with Gartmore Trust Company. The Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. Income is accrued daily and reinvested in the Fund. The accrual of income is reflected in the Fund’s unit price which is priced daily and is not held constant.

8.	Related Party Transactions

Certain Plan investments during the year were common trust funds managed by Wachovia, the trustee and custodian, as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for management services amounted to $4,835 and $8,751 for the years ended December 31, 2003 and 2002, respectively.

The Plan investments include shares of Cott Corporation Common Stock. These transactions qualify as party-in-interest transactions.

9.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets.

	2003	2002
Cott Corporation Common Stock	$299,315	$188,571
American Funds Balanced Fund	245,426	167,359
American Funds Growth Fund of America	479,958	304,862
Evergreen Core Bond Fund	183,516	144,893
Wachovia Stable Value Fund	—	292,306
Gartmore Morley Stable Value Fund	364,049	—

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of contributions in the financial statements and Form 5500 for the year ended December 31, 2003:

Participant contributions per the financial statements	$143,677
Plus: 2002 Participant contribution receivable	8,624
Less: 2003 Participant contribution receivable	(10,382)

Participant contributions per Form 5500	$141,919

Employer contributions per the financial statements	$87,582
Plus: 2002 Employer contribution receivable	5,704
Less: 2003 Employer contribution receivable	(6,780)

Employer contributions per Form 5500	$86,506

Participant contribution receivable per the financial statements	$10,382
Less: 2003 Participant contribution receivable	(10,382)

Participant contribution receivable per Form 5500	$—

Employer contribution receivable per the financial statements	$6,780
Less: 2003 Employer contribution receivable	(6,780)

Employer contribution receivable per Form 5500	$—

Cott Beverages San Bernadino Savings & Retirement Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2003	Schedule 1

Identity of Issue, Borrower,				Current
Lessor or Similar Party	Description of Investment	Cost		Value
Franklin Mutual Series Beacon Fund	Mutual Fund	$—		$1,606
Templeton Foreign Fund	Mutual Fund	—		567
AIM Small Cap Growth	Mutual Fund	—		4,105
American Funds Balanced Fund	Mutual Fund	—		245,426
American Funds Growth Fund of America	Mutual Fund	—		479,958
Davis New York Venture	Mutual Fund	—		5,570
Evergreen Core Bond Fund	Mutual Fund	—		183,516
Evergreen Equity Index	Mutual Fund	—		3,849
Fidelity Advisor Mid Cap	Mutual Fund	—		3,815
Gertmore Morley Stable Value Fund	Collective Investment Trust Fund	—		364,049
Cott Corporation*	Common Stock	198,095	**	299,315

		$198,095		$1,591,776

* Party-In-Interest as defined by ERISA.
** Non-participant directed investment.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule H, Line 4(j) - Schedule of Reportable Transactions
Year Ended December 31, 2003	Schedule II

The Plan executed no transactions as defined.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)
Year Ended December 31, 2003	Schedule III

The Plan executed no transactions as defined.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
Year Ended December 31, 2003	Schedule IV

The Plan executed no transactions as defined.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule of Leases in Default or Classified as Uncollectible
Year Ended December 31, 2003	Schedule V

The Plan executed no transactions as defined.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule of Non-Exempt Transactions
Year Ended December 31, 2003	Schedule VI

The Plan executed no transactions as defined.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cott Beverages San Bernardino Savings & Retirement Plan
By:	/s/ Linda-Marie Holliday
Linda-Marie Holliday
Director Human Resources, Cott Beverages Inc.

June 28, 2004